Exhibit 99.3

TH International Limited

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We
Please Print Name(s)

of
Please Print Address(es)

Being (a) shareholder(s) of the Company holding ____________ ordinary shares respectively hereby appoint of
or failing him/her

of

or failing him/her the duly appointed chairman of the EGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the extraordinary general meeting of the shareholders of the Company (the “EGM”) to be held at 10 P.M. on December 20, 2024, Beijing time (9 A.M. on December 20, 2024, U.S. Eastern time) at 2501 Central Plaza, 227 Huangpi North Road, Shanghai, People’s Republic of China, 200003, and at any adjournment of the EGM. My proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Proposal 1: Share Consolidation			For	Against	Abstain

By ordinary resolutions that:

(i)	with effect from 5 P.M. on December 31, Eastern time:

	(a)	every five (5) ordinary shares with a par value of US$0.00000939586994067732 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) ordinary share (each a “Consolidated Ordinary Share”) with a par value of US$0.0000469793497033866 and every five (5) shares with a par value of US$0.00000939586994067732 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with memorandum and articles of association of the Company in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) share (together with the Consolidated Ordinary Shares, the “Consolidated Shares”) with a par value of US$0.0000469793497033866 (together, the “Share Consolidation”) and such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the second amended and restated memorandum and articles of association of the Company currently in effect (the “M&A”); and

	(b)	as a result of the Share Consolidation, the authorized share capital of the Company shall be changed

FROM US$5,000 divided into 500,000,000 ordinary shares with a nominal or par value of US$0.00000939586994067732 each and 32,148,702.73519 shares with a nominal or par value of US$0.00000939586994067732 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with memorandum and articles of association of the Company

TO US$5,000 divided into 100,000,000 ordinary shares with a nominal or par value of US$0.0000469793497033866 each and 6,429,740.547038 shares with a nominal or par value of US$0.0000469793497033866 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with memorandum and articles of association of the Company;

	(iii)	any one or more of Directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidation and of administrative nature, on behalf of the Company, including under seal where applicable, as he/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation;

	(iv)	the Company’s registered office provider be instructed to make all necessary filings with the Registrar of Companies in the Cayman Islands in connection with the Share Consolidation; and

	(v)	the Company’s share registrar and/or transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.

Signed:

Name:

Date:

In the case of joint holders the

senior holder (see note 4 below) should sign.

Please provide the names of all other

joint holders:

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NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete, sign and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of 2501 Central Plaza, 227 Huangpi North Road, Shanghai, People’s Republic of China, 200003, Attention: Peter Yu , or send copies of the foregoing by email to IR@timschina.com marked for the attention of Proxy Operation, as soon as possible and in any event not later than 11:59 P.M. on December 17, 2024, Eastern time, for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

7	Any alterations made to this form must be initialed by you.

8	A proxy may only vote on a poll.

9	One or more holders of shares holding at least a majority of the paid up voting share capital of the Company present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy and entitled to vote at the EGM shall form a quorum

10	In accordance with Article 73 of the M&A of the Company, the chairman, if any, of the Directors shall preside as chairman at every general meeting of the Company. The current chairman of the Board is Peter Yu, thus he shall preside as the chairman of the EGM.

11	A shareholder holding more than one share as of the Record Date (as defined below) entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

12	In accordance with Article 169 of the M&A of the Company, the Company has established the close of business on November 22, 2024, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the EGM and any adjournments or postponements thereof.

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